

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2912 Colorado Ave., Suite #203
Santa Monica, California 90404

> **Re: Super League Gaming, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2020**
> **Filed March 19, 2021**
> **File No. 001-38819**

Dear Ms. Hand:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services